UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	CERTIFICATE
Exelon Corporation	OF
File No. 70-10189	NOTIFICATION

Public Utility Holding Company Act of 1935 (PUHCA)

Exelon Corporation, a Pennsylvania corporation and registered holding company (Exelon), hereby submits the following Certificate of Notification pursuant to Rule 24. This filing is made pursuant to Exelon’s Form U-1 Application-Declaration, as amended (the “Financing U-1”), and the Securities and Exchange Commission’s financing and investment orders. This certificate reports activity in File No. 70-10189 for the period April 1, 2005 through June 30, 2005. Any capitalized terms used herein but not defined herein have the respective meanings given in the Financing U-1 or the Commission’s Orders.

See Exhibit A for Glossary of Defined Terms

1.
Financing Order - The sales of any common stock, Preferred Securities or Equity-Linked Securities by Exelon and the purchase price per share and the market price per share at the date of the agreement of sale which shall also separately show the amount issued during the Authorization Period for each type of issued securities (common stock, Preferred Securities or Equity-Linked Securities).

None.

2.
Financing Order - The total number of shares of Exelon common stock issued or issuable under the options granted during the quarter under employee benefit plans and dividend reinvestment plans including employee benefit plans or dividend reinvestment plans later adopted together with the number of shares issued or issuable during the Authorization Period.

Total number of shares issuable through the Authorization Period: 42,000,000.

Shares of common stock issued during the quarter: 6,556,745.

Total number of shares issued through the Authorization Period: 17,261,908.

3.
Financing Order - If Exelon common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

None.

4.
Financing Order - If a guaranty is issued during the quarter, where such guarantee is not exempt under Rule 52, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guaranty.

Guarantor	Beneficiary	Amount	Term	Purpose
Exelon Generation	ExTex LaPorte, Ltd. Partnership	$2,000,000	1 year	Energy Trading
ComEd	Surety company obligation	$2,050,000	1 year	Surety bond
PECO	Surety company obligation	$1,873500	1 year	Surety bond

The total amount of guaranties outstanding at June 30, 2005 was $1.5 billion.

5.	Financing Order - The amount and terms of any Exelon indebtedness issued during the quarter which shall also separately show the amount of indebtedness issued during the Authorization Period.

Exelon issued commercial paper during the quarter at an average interest rate of 3.00%. Exelon had $329 million in commercial paper outstanding at June 30, 2005. On March 7, 2005, Exelon entered into a $2 billion term loan agreement. The loan proceeds were used to fund discretionary contributions of $2 billion to Exelon’s pension plans. On April 1, 2005, Exelon entered into a $500 million term loan agreement to reduce this $2 billion term loan. During the second quarter of 2005, $200 million of this $500 million term loan, as well as the remaining $1.5 billion balance on the $2 billion term loan described above, were repaid with the net proceeds received from the issuance of the $1.7 billion long-term senior notes presented in the table below. The $300 million outstanding balance under the $500 million term loan agreement bears interest at a variable rate determined, at Exelon’s option, by either the Base Rate or the Eurodollar Rate (as defined in the term loan agreement) and is due in full on December 1, 2005. The applicable interest rate as of June 30, 2005 for the term loan was 3.14%.

Company	Type	Interest rate	Maturity	Amount
Exelon	Senior notes	4.45%	June 15, 2010	$400,000,000
Exelon	Senior notes	4.90%	June 15, 2015	$800,000,000
Exelon	Senior notes	5.625%	June 15, 2035	$500,000,000

Exelon has $6.8 billion of authority remaining to issue securities during the Authorization Period.

6.
Financing Order - The amount and terms of any short-term debt issued by any Utility Subsidiary during the quarter which shall also separately show the outstanding amount as of the end of the applicable period of short-term debt of each Utility Subsidiary.

a.	Overnight commercial paper issued through JP Morgan Chase on behalf of PECO during the second quarter: Daily balances ranged from $0 to $135 million at an average interest rate of 2.84%.
b.	Overnightcommercial paper issued on behalf of ComEd during the second quarter: ComEd had no commercial paper activity during the quarter.
c.	Exelon,ComEd, PECO and Generation maintain a $1 billion 5-year credit facility and a $500 million 3-year credit facility to support commercial paper issuances. At June 30, 2005, sublimits under the credit facility were $700 million, $50 million, $300 million and $450 million for Exelon, ComEd, PECO and Generation, respectively. Exelon, ComEd, PECO and Generation had approximately $700 million, $23 million, $300 million and $388 million of available capacity under the credit facilities at June 30, 2005. At June 30, 2005, commercial paper outstanding was $329 million at Exelon. ComEd, PECO and Generation did not have any commercial paper outstanding at June 30, 2005.
d.	Contributions to and loans from the Utility Money Pool: The activity below reflects contributions to and loans from the Utility Money Pool for the quarter ending June 30, 2005.

Contributions to the Utility Money Pool

Company	Maximum Daily Contribution	Average Interest Rate
ComEd	$267,000,000	2.98%
PECO	24,000,000	3.16%
Generation	--	--
Unicom Investments	--	--

Loans from the Utility Money Pool

Company	Maximum Daily Borrowing	Average Interest Rate
Generation	$240,000,000	2.96%
EBSC	93,000,000	3.00%
ComEd	--	--
PECO	--	--

e.	Short-term debt outstanding at June 30, 2005.

Utility	Amount
ComEd	$--
ComEd of Indiana	--
Generation	--
PECO	--

7.
Financing Order - The amount and terms of any financings consummated by any Non-Utility Subsidiary that is not exempt under rule 52 (see U-6B-2 requirement in number 15 below regarding reports of issuances that are exempt) which shall also show separately the amount of non-exempt securities issued by Non-Utility Subsidiaries during the Authorization Period.

None.

8.
Financing Order - The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties to the transaction which shall also separately show the outstanding amount of Hedge Instruments or Anticipatory Hedges previously reported under this item.

In the second quarter of 2005, Exelon entered into three forward-starting interest rate swaps in the aggregate notional amount of $300 million to hedge interest rate exposure associated with future debt issuances. The three forward-starting interest rate swaps were settled on June 6, 2005. A table summarizing these transactions is presented below:

Entity	Trade Date	Effective Date	Notional Amount	Term	Counterparty
Exelon	4/28/2005	7/29/2005	$100,000,000	10 year	Credit Suisse First Boston
Exelon	4/28/2005	7/29/2005	$100,000,000	10 year	Bank of America
Exelon	4/28/2005	7/29/2005	$100,000,000	10 year	Barclays

In the second quarter of 2005, ComEd entered into one forward-starting interest-rate swap in the aggregate notional amount of $45 million to lock in interest-rate levels in anticipation of a future financing. A table summarizing the forward-starting interest-rate swap transactions outstanding at ComEd on June 30, 2005 is presented below:

Entity	Trade Date	Effective Date	Notional Amount	Term	Counterparty
ComEd	3/21/2005	10/31/2005	$70,000,000	30-years	Merril Lynch
ComEd	3/22/2005	10/31/2005	$70,000,000	30-years	Citibank
ComEd	3/29/2005	10/31/2005	$70,000,000	30-years	Citibank
ComEd	3/29/2005	10/31/2005	$70,000,000	30-years	Dresdner
ComEd	5/23/2005	10/31/2005	$45,000,000	30-years	Lehman

These forward-starting interest-rate swaps, designated as cash-flow hedges, had an aggregate fair market value of $35 million based on the present value difference between the contract and market rates at June 30, 2005. If these derivative instruments had been terminated at June 30, 2005, this estimated fair value represents the amount ComEd would pay the counterparties.

The aggregate fair value of ComEd’s interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point decrease in the spot yield at June 30, 2005 is estimated to be $65 million in the counterparties’ favor. If these derivative instruments had been terminated at June 30, 2005, this estimated fair value represents the amount ComEd would pay the counterparties.

The aggregate fair value of ComEd’s interest-rate swaps designated as cash-flow hedges that would have resulted from a hypothetical 50 basis point increase in the spot yield at June 30, 2005 is estimated to be $8 million in the counterparties’ favor. If these derivative instruments had been terminated at June 30, 2005, this estimated fair value represents the amount ComEd would pay the counterparties.

9.
Financing Order - (a) The name and parent company of any Intermediate Subsidiary or Financing Subsidiary created during the quarter; (b) the amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, and (c) the amount and terms of any securities issued by any financing subsidiaries during the quarter which shall also separately show the amount of all securities issued by such subsidiaries during the Authorization Period.

a)	None.

b)	1.	Generation contributed $59,000,000 to Exelon Generation Finance
Company, LLC.

	2.	PECO contributed $1,560,116 to ExTel Corporation, LLC.

	3.	Generation contributed $795,000 to Nuclear U.S. Holdings, Inc.

	4.	Nuclear U.S. Holdings, Inc. contributed $7,950 to Nuclear U.S. Investments, LLC.

	5.	Nuclear U.S. Holdings, Inc. contributed $787,100 to Nuclear, LP.

	6.	Nuclear U.S. Investments, LLC contributed $8,000 to Nuclear LP.

	7.	Exelon Peaker Development Limited, LLC. contributed $10,000 to Exelon SHC, Inc.

	8.	Generation contributed $8,600 to Exelon Peaker Development General, LLC.

	9.	AmerGen contributed $8,000 to AmerGen Consolidation, LLC.

	10.	Generation contributed $46,062,400 to Exelon Generation Consolidation, LLC.

	11.	PECO contributed $156,011,624 to PECO Wireless, LP.

c)	PEC Financial Services, LLC has issued $423 million of intercompany notes during the Authorization Period.

10.
Financing Order - If any Subsidiaries are Variable Interest Entities (VIEs) as that term is used in FASB Interpretation 46R, Consolidation of Variable Interest Entities, provide a description of any financing transactions conducted during the reporting period that were used to fund such VIEs.

None.

11.	Financing Order - If any financing proceeds are used for VIEs, a description of the accounting for such transactions under FASB Interpretation 46R.

None.

12.
Financing Order - Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Exelon, that has engaged in jurisdictional financing transactions during the quarter.

See Form 10-Q for the quarter ended June 30, 2005 for Exelon, ComEd, PECO, and Generation, Commission File Numbers 1-16169, 1-1839, 1-1401, and 333-85496, respectively.

13.	Financing Order - A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of Exelon on a consolidated basis and of each Utility Subsidiary.
(in millions)
Exelon	Amount	Ratio
Common Equity	$10,039	41%
Preferred Securities and Minority Interests	88	n.m.
Long-Term Debt (includes current maturities)	13,443	56%
Short-Term Debt	629	3%
Total Capitalization	$24,199	100.00%

ComEd	Amount	Ratio
Common Equity	$7,480	62%
Preferred Securities and Minority Interests	7	n.m.
Long-Term Debt (includes current maturities)	4,623	38%
Short-Term Debt	--	--
Total Capitalization	$12,110	100.00%

PECO	Amount	Ratio
Common Equity	$1,495	24%
Preferred	87	1%
Long-Term Debt (includes current maturities)	4,624	75%
Short-Term Debt	--	--
Total Capitalization	$6,206	100.00%

Generation	Amount	Ratio
Member’s Equity	$4,069	69%
Minority Interest	2	n.m.%
Long-Term Debt (includes current maturities)	1,810	31%
Short-Term Debt	--	--
Total Capitalization	$5,881	100.00%

ComEd Indiana	Amount	Ratio
Common Equity	$5	100.00%
Preferred	--	n.m.
Long-Term Debt (includes current maturities)	--	n.m.
Short-Term Debt	--	n.m.
Total Capitalization	$5	100.00%

14.
Financing Order - A retained earnings analysis of Exelon on a consolidated basis and of each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

Retained Earnings analysis at June 30, 2005 (in millions):

Exelon
Beginning Balance	$3,607
Net Income	514
Dividends:
Common Stock	(268)
Ending Balance	$3,853

PECO
Beginning Balance	$620
Net Income	110
Dividends:
Common Stock	(116)
Preferred Stock	(1)
Ending Balance	$613

ComEd (a)
Beginning Balance	$1,034
Net Income	109
Dividends:
Common Stock	(107)
Ending Balance	$1,036

(a) As of June 30, 2005, ComEd had appropriated $1,036 million of retained earnings for future dividend payments.

ComEd of Indiana
Beginning Balance	$3
Net Income	--
Dividends:
Common Stock	--
Ending Balance	$3

Generation
Beginning Balance	$842
Net Income	296
Distribution to Member	(80)
Ending Balance	$1,058

15.	Investment Order - U-6B-2 (Financings Exempt from SEC Approval)

•
Information that would be reported on a U-6B-2 for security issuances by Utility Subsidiaries that are exempt from approval by the SEC (i.e., securities (long-term debt) approved by the State commissions).

None.

•
Securities issued by a Non-Utility Subsidiary (including intercompany notes; but not money pool transactions which are reported under Item 6) that are exempt from approval by the SEC (i.e., Non-Utility Subsidiary securities issuances exempt under Rule 52).

See Exhibit B, Items I, II and III.

16.
Financing Order - Future registration statements filed under the Securities Act of 1933 with respect to securities that are subject of the instant application-declaration will be filed or incorporated by reference as exhibits to the next certificate filed under rule 24.

See Exelon’s Form S-4 Registration Statement under the Securities Act of 1933 filed on February 10, 2005, File No. 333-122704, and as amended on April 14, 2005, May 16, 2005 and May 27, 2005.

17.
Financing Order - A copy of relevant documents (e.g., underwriting agreements, indentures, bank agreements) for the relevant quarter will be filed with, or incorporated by reference from 1933 Act or 1934 Act filings in such Rule 24 Certificates.

From Exelon’s June 30, 2005 10-Q:

Exhibit No. 4-11. Form of $400,000,000 4.45% senior notes due 2010 dated June 9, 2005 issued by Exelon Corporation (File No. 1-16169, Exelon Corporation Form 8-K dated June 9, 2005, Exhibit 99.1).

Form of $800,000,000 4.90% senior notes due 2015 dated June 9, 2005 issued by Exelon Corporation (File No. 1-16169, Exelon Corporation Form 8-K dated June 9, 2005, Exhibit 99.2).

Form of $500,000,000 5.625% senior notes due 2035 dated June 9, 2005 issued by Exelon Corporation (File No. 1-16169, Exelon Corporation Form 8-K dated June 9, 2005, Exhibit 99.3).

$500 million term loan agreement dated April 1, 2005 among Exelon Corporation, lenders named within the agreement and Dresdner Bank AG, New York and Grand Cayman Branches, as Administrative Agent (File No. 1-16169, Exelon Corporation Form 8-K dated April 1, 2005, Exhibit 99).

18.
Financing Order - A computation in accordance with rule 53(a) setting forth Exelon’s “aggregate investment” in all EWGs and FUCOs, its “consolidated retained earnings” and a calculation of the amount remaining under the Requested EWG/FUCO Authority (i.e., $4 billion).

Rule 53(a) provides that a registered holding company’s aggregate investment in EWGs and FUCOs may not exceed 50% of its retained earnings. Exelon was granted partial relief from this rule pursuant to the Financing Order, which provides for a Modified Rule 53 Test applicable to Exelon’s investments in EWGs and FUCOs of $4.0 billion. At June 30, 2005, Exelon's "aggregate investment" (as defined in rule 53(a) under PUHCA) in all EWGs and FUCOs was approximately $1.4 billion and, accordingly, at June 30, 2005, Exelon's remaining investment capacity under the Modified Rule 53 Test was approximately $2.6 billion. At June 30, 2005, Exelon's "consolidated retained earnings" (as defined in rule 53(a) under PUHCA) was $3.5 billion.

19.	Financing Order - A breakdown showing Exelon’s aggregate investment in each EWG or FUCO counting against the EWG/FUCO Authority.

Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, certain information concerning the aggregate investment by EWG/FUCO Project.

20.	Financing Order - Total capitalization ratio of Exelon, with consolidated debt to include all short-term debt and nonrecourse debt of all EWGs and FUCOs.

At June 30, 2005, Exelon’s consolidated capitalization ratio as so calculated was 56% debt, 41% common equity, 3% short-term debt, and n.m.% minority interests and preferred securities. (For these purposes, "consolidated debt" means all long-term debt, long-term debt due within one year, notes payable and other short-term obligations, including any short-term debt and non-recourse debt of EWG/FUCO Projects, to the extent normally consolidated under applicable financial reporting rules.)

21.	Financing Order - The market-to-book ratio of Exelon’s common stock.

At June 30, 2005, the market-to-book ratio of Exelon’s common stock was 3.46 to 1.00.

22.	Financing Order - Identification of any new EWG or FUCO counting against the requested EWG/FUCO Authority in which Exelon has invested or committed to invest during the preceding quarter.

None.

23.	Financing Order - Analysis of the growth in consolidated retained earnings that segregates total earnings growth of EWGs and FUCOs from that attributable to other subsidiaries of Exelon.

Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1 total earnings growth by EWG and FUCO project in the second quarter of 2005.

24.	Financing Order - A statement of revenues and net income for each EWG and FUCO for the twelve months ending as of the end of that quarter.

Pursuant to a request for confidential treatment under rule 104(b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a statement of revenues and net income for each EWG and FUCO for the twelve months ending June 30, 2005.

25.	Investment Order - Provide a copy of the consolidated balance sheet and income statement for Ventures, Generation and Enterprises.

Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a consolidated balance sheet and income statement for Ventures and Enterprises as of and for the quarter ended June 30, 2005. See Form 10-Q for Generation filed on July 26, 2005.

26.	Investment Order - A narrative description of Development Activities and amount expended on Development Activities during the quarter just ended.

Pursuant to a request for confidential treatment under rule 104 (b) of PUHCA, Exelon is concurrently filing in paper format as Attachment 1, a description of Development Activities and amount expended on Development Activities during the quarter ended June 30, 2005.

27.	Investment Order - A narrative description of each investment made during the quarter just ended including:
•	Name of the company and its immediate parent;
•
Method of investment (e.g., (1) purchases of capital shares, partnership interests, member interests in limited liability companies, trust certificates or other forms of voting or non-voting equity interests; (2) capital contributions; (3) open account advances without interest; (4) loans; and (5) guarantees issued, provided or arranged in respect of the securities or other obligations of any Intermediate Subsidiaries;

•	Type of company and/or its business (e.g., EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy related Subsidiary, Intermediate Subsidiary, Financing Subsidiary);
•
With respect to Intermediate Subsidiaries and Financing Subsidiaries, the name, parent company and amount invested in any intermediate subsidiary or financing subsidiary during the quarter and the amount and terms of any securities issued by those subsidiaries during the quarter; and

•	With respect to Non-U.S. Energy Related Subsidiaries, the business engaged in and the location (countries) where it does business.

Immediate Parent	Company / Subsidiary	Type of Company / Subsidiary	Method of Investment	Rate of Interest	Amount	Purpose
Exelon	Exelon Investment Holdings, LLC	Investment company	Capital contribution	NA	$6,000,000	Used for funding operations
Exelon	Ventures	Registered holding company	Capital contribution	NA	99,133,500	Fund subsidiaries
Ventures	Exelon Synfuels I, LLC	Rule 58 company	Capital contribution	NA	102,781,900	Fund operations
Ventures	Exelon Synfuels II, LLC	Rule 58 company	Capital contribution	NA	5,946,900	Fund operations
Ventures	Generation	Utility	Capital contribution	NA	$100	Used for operating funds
Generation	Exelon Generation Finance Company, LLC	Finance company	Capital contribution	NA	59,000,000	Used for operating purposes
Generation	NuStart Energy Development, LLC	Development company	Capital contribution	NA	1,100,000	Used for operating purposes

Generation	Nuclear U.S. Holdings, Inc.	Intermediate subsidiary	Capital contribution	NA	$795,000	Operating funds
Nuclear U.S. Holdings, Inc	Nuclear U.S. Investments, LLC	Intermediate subsidiary	Capital contribution	NA	$7,950	Operating funds
Nuclear U.S. Holdings, Inc	Nuclear, LP	Intermediate subsidiary	Capital contribution	NA	$787,100	Operating funds
Nuclear U.S. Investments, LLC	Nuclear, LP	Intermediate subsidiary	Capital contribution	NA	$8,000	Operating funds
Exelon Peaker Development Limited, LLC	Exelon SHC, Inc.	Intermediate subsidiary	Capital contribution	NA	$10,000	Operating funds
Generation	Exelon Peaker Development General, LLC	Intermediate subsidiary	Capital contribution	NA	$8,600	Operating funds
PECO	PECO Wireless, LP	Intermediate subsidiary	Capital contribution	NA	156,011,624	Used for investments
PECO	ExTel Corporation, LLC	Intermediate subsidiary	Capital contribution	NA	1,560,116	Used for investments
Generation	Exelon Generation Consolidation, LLC	Intermediate trust	Capital contribution	NA	46,062,400	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Limerick I NQF, LLC	Decommissioning trust	Capital contribution	NA	1,900	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Limerick II NQF, LLC	Decommissioning trust	Capital contribution	NA	196,800	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	PeachBottom I NQF, LLC	Decommissioning trust	Capital contribution	NA	558,200	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	PeachBottom II NQF, LLC	Decommissioning trust	Capital contribution	NA	18,900	For operating expenses
Exelon Generation Consolidation, LLC	PeachBottom III NQF, LLC	Decommissioning trust	Capital contribution	NA	22,100	For operating expenses
Exelon Generation Consolidation, LLC	Salem I NQF, LLC	Decommissioning trust	Capital contribution	NA	448,700	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Salem II NQF, LLC	Decommissioning trust	Capital contribution	NA	272,200	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Dresden I NQF, LLC	Decommissioning trust	Capital contribution	NA	8,607,700	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Dresden II NQF, LLC	Decommissioning trust	Capital contribution	NA	521,700	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Dresden III NQF, LLC	Decommissioning trust	Capital contribution	NA	1,772,600	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	LaSalle I NQF, LLC	Decommissioning trust	Capital contribution	NA	385,100	Investments in decommissioning trusts

Exelon Generation Consolidation, LLC	LaSalle II NQF, LLC	Decommissioning trust	Capital contribution	NA	277,600	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Byron I NQF, LLC	Decommissioning trust	Capital contribution	NA	5,100	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Byron II NQF, LLC	Decommissioning trust	Capital contribution	NA	166,300	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Braidwood I NQF, LLC	Decommissioning trust	Capital contribution	NA	27,700	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Braidwood II NQF, LLC	Decommissioning trust	Capital contribution	NA	1,000	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Quad Cities I NQF, LLC	Decommissioning trust	Capital contribution	NA	456,200	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Quad Cities II NQF, LLC	Decommissioning trust	Capital contribution	NA	460,400	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Zion I NQF, LLC	Decommissioning trust	Capital contribution	NA	568,700	Investments in decommissioning trusts
Exelon Generation Consolidation, LLC	Zion II NQF, LLC	Decommissioning trust	Capital contribution	NA	564,300	Investments in decommissioning trusts
AmerGen Energy Company	AmerGen Consolidation, LLC	Intermediate company	Capital contribution	NA	$8,000	Investments in decommissioning trust subsidiaries
AmerGen	AmerGen TMI NQF, LLC	Decommissioning trust	Capital contribution	NA	$2,000	Investments in decommissioning trusts
AmerGen	AmerGen Oyster Creek NQF, LLC	Decommissioning trust	Capital contribution	NA	$2,000	Investments in decommissioning trusts
AmerGen	AmerGen Clinton NQF, LLC	Decommissioning trust	Capital contribution	NA	$2,000	Investments in decommissioning trusts
Enterprises	F&M Holdings Company, LLC	Rule 58	Revolving credit loan	LIBOR plus 50 basis points	1,392,699	Operating funds
F&M Holdings Company, LLC	II Services, Inc.	Rule 58	Revolving credit loan	LIBOR plus 50 basis points	10,441	Operating funds
F&M Holdings Company, LLC	Fischbach & Moore Electric, Inc.	Rule 58	Revolving credit loan	LIBOR plus 50 basis points	1,876,400	Operating funds

28.
Investment Order - With respect to reorganizations during the quarter, a narrative description of the reorganization together with specifics as to the assets or securities transferred, the method of transfer and the price or other consideration for the transfer, and the names of the companies involved in the transfer.

None.

29.
Investment Order - A chart showing, as of the end of such quarterly period and reflecting any reorganization accomplished during the quarter, all associated companies of Exelon, in addition to Ventures, that are Non-Utility Subsidiaries and identifying each as an EWG, FUCO, ETC, Rule 58 Subsidiary, Non-U.S. Energy Related Subsidiary, Intermediate Subsidiary or Financing Subsidiary, as applicable, and indicating Exelon's percentage equity ownership in each such entity.

Tier	Company	Common Shares Owned	Parent Voting Power	Other Voting Power	PUHCA Type of Business and Authority
	Exelon				Public Utility Holding Company
1	Exelon Business Services Company	1	100%	NA	Service Company
1	Unicom Assurance Company, Ltd.*	NA	100%	NA	Approved in Merger Order (Captive insurance company)
1	Exelon Investment Holdings, LLC	NA	100%	NA	Intermediate subsidiary
1	Exelon Capital Trust I*	NA	100%	NA	Financing company
1	Exelon Capital Trust II*	NA	100%	NA	Financing company
1	Exelon Capital Trust III*	NA	100%	NA	Financing company
1	UII, LLC	100	100%	NA	Approved in Merger Order (tax advantaged transactions)
2	Scherer Holdings 1, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged transactions)
2	Scherer Holdings 2, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged transactions)
2	Scherer Holdings 3, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged transactions)
2	Spruce Holdings, G.P.2000, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged
2	Spruce Holdings, L.P.2000, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged
3	Spruce Equity Holdings, L.P.	NA	99.0%	Spruce, LP	Approved in Merger Order (tax advantaged
		NA	1.00%	Spruce, GP
4	Spruce Holdings Trust	NA	100%	NA	Approved in Merger Order (tax advantaged
2	Wansley Holdings 1, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged
2	Wansley Holdings 2, LLC	NA	100%	NA	Approved in Merger Order (tax advantaged
1	Exelon Ventures Company, LLC	NA	100%	NA	Public utility holding company, first tier
2	URI, LLC	NA	100%	NA	Financing
2	Exelon Synfuel I, LLC	NA	100%	NA	Rule 58
3	DTE Buckeye, LLC	NA	59%	Voting limited to tax credit activities	Rule 58
2	Exelon Synfuel II, LLC	NA	100%	NA	Rule 58
3	DTE Belews Creek, LLC	NA	99%	Voting limited to tax credit activities	Rule 58

2	Exelon Synfuel III, LLC	NA	100%	NA	Rule 58
3	Carbontronics Synfuels Investors, L.P.	NA	16.65%	Voting limited to tax credit activities	Rule 58
2	Exelon Generation Company, LLC	NA	100%	NA	Public utility company
3	Exelon Generation Finance Company, LLC	NA	100%	NA	Approved in Financing Order(Financing)
3	NuStart Energy Development, LLC	NA	~ 10%	NA	Development company
3	ExTex Retail Services Company, LLC	NA	100%	NA	Rule 58
3	Penesco Company, LLC	NA	100%	NA	Rule 58
3	Southeast Chicago Energy Project, LLC	NA	100%	NA	EWG
3	Concomber, Ltd.	NA	100%	NA	Approved in Merger Order (captive insurance company)
3	Cenesco Company, LLC	NA	100%	NA	Rule 58
3	Exelon Allowance Management Company, LLC	NA	100%	NA	Rule 58
3	Susquehanna Electric Company	1,000	100%	NA	EWG
3	Exelon SHC, Inc.	NA	85.00%	Generation	Intermediate subsidiary
		NA	14.00%	Peaker DG, LP
		NA	1.00%	Ventures
4	Keystone Fuels, LLC	NA	20.99%	NA	Rule 58
4	Conemaugh Fuels, LLC	NA	2.072%	NA	Rule 58
3	Nuclear US Holdings, Inc.	73,000	100%	NA	Intermediate subsidiary
4	Nuclear US Investments, LLC	NA	100%	NA	Intermediate subsidiary
4	Nuclear, Limited Partnership	NA	99.00	Nuclear US Holdings, Inc. as LP	Intermediate subsidiary
			1.00%	Nuclear US Investments, LLC as GP
5	AmerGen Energy Company, LLC	NA	50.00%	Generation	EWG
		NA	50.00%	Nuclear, Limited Partnership
6	AmerGen Consolidation, LLC	NA	100%	NA	Intermediate subsidiary
7	AmerGen TMI NQF, LLC	NA	100%	NA	Intermediate subsidiary
7	AmerGen Oyster Creek NQF, LLC	NA	100%	NA	Intermediate subsidiary
7	AmerGen Clinton NQF, LLC	NA	100%	NA	Intermediate subsidiary
3	TEG Holdings, LLC	NA	100%	NA	Intermediate subsidiary
4	Tamuin International, Inc.	NA	100%	NA	Intermediate subsidiary
5	North America Power Services, Inc.	NA	100%	NA	Rule 58
5	Sithe Overseas Power Services, Ltd.	NA	100%	NA	Rule 58
5	Tamuin International Finance, LLC	NA	100%	NA	Financing
5	Tamuin International Finance II, LLC	NA	100%	NA	Financing
5	Tamuin Energy Management Services, Inc.	NA	100%	NA	Rule 58
5	Tamuin Energy Management Services II, Inc.	NA	100%	NA	Rule 58
5	Sithe Latin America Holdings, Ltd.	NA	100%	NA	Intermediate subsidiary
6	Sithe Pardo Holdings, Ltd.	NA	100%	NA	Intermediate subsidiary
7	Tamuin Holdings A, LLC	NA	100%	NA	Financing
8	Sithe Tamuin Energy Services II, S. de R.L. de C.V.	NA	100%	NA	EWG
8	Tamuin Holdings III, LLC	NA	100%	NA	Financing
9	Sithe Tamuin Investments II, S. de R.L. de C.V.	NA	100%	NA	Intermediate subsidiary
10	Tamuin Mexican Business Trust II	NA	49.50%	NA	EWG
11	Termoelectricia Penoles, S. de R.L. de C.V.	NA	98.00%	NA	EWG
7	Tamuin Holdings, LLC	NA	100%	NA	Financing
8	Sithe Tamuin Energy Services, S. de R.L. de C.V.	NA	100%	NA	EWG
8	Tamuin Holdings II, LLC	NA	100%	NA	Financing
9	Sithe Tamuin Investments, S. de R.L. de C.V.	NA	100%	NA	Intermediate subsidiary

10	Tamuin Development Services, S. de R.L. de C.V.	NA	50.00%	NA	Rule 58
10	Tamuin Mexican Business Trust	NA	49.50%	NA	EWG
11	Termoelectricia del Golfo, S. de R.L. de C.V.	NA	98.00%	NA	EWG
3	PECO Energy Power Company	984,000	100%	NA	EWG
4	Susquehanna Power Company	1,273,000	100%	NA	EWG
5	The Proprietors of the Susquehanna Canal	NA	100%	NA	Inactive
3	Exelon Generation International, Inc.	NA	100%	NA	Intermediate subsidiary
3	Exelon Peaker Development General, LLC	NA	100%	NA	Intermediate subsidiary
3	Exelon Peaker Development Limited, LLC	NA	100%	NA	Intermediate subsidiary
4	ExTex LaPorte Limited Partnership	NA	99.00%	Exelon Peaker Development Limited, LLC	EWG
			1.00%	Exelon Peaker Development General, LLC
3	ExTex Marketing, LLC	NA	100%	NA	Rule 58
4	ExTex Power, LP	NA	99.00%	ExTex Marketing, LLC	Rule 58
		NA	1.00%	Generation
3	Exelon AOG Holdings # 1, Inc.	NA	100%	NA	Intermediate subsidiary
3	Exelon AOG Holdings # 2, Inc.	NA	100%	NA	Intermediate subsidiary
4	Exelon New England Power Marketing, LP	NA	99.00%	Exelon AOG Holdings # 2, Inc. LP	Rule 58
		NA	1.00%	Exelon AOG Holdings # 1, Inc. GP
3	Exelon New England Holdings, LLC	NA	100%	NA	Intermediate subsidiary
4	ENEH Services, LLC	NA	100%	NA	Rule 58
4	Exelon New England Development, LLC	NA	100%	NA	Development company
4	Exelon Wyman, LLC	NA	100%	NA	EWG
4	Exelon Edgar, LLC	NA	100%	NA	EWG
4	Exelon Framingham, LLC	NA	100%	NA	EWG
4	Exelon Framingham Development, LLC	NA	100%	NA	Development company
4	Exelon West Medway, LLC	NA	100%	NA	EWG
4	Exelon West Medway Expansion, LLC	NA	100%	NA	Development company
4	Exelon West Medway Development, LLC	NA	100%	NA	Development company
4	Exelon New Boston, LLC	NA	100%	NA	EWG
4	Exelon Hamilton, LLC	NA	100%	NA	Rule 58
3	Exelon PowerLabs, LLC	NA	100%	NA	Rule 58
3	Exelon Generation Consolidation, LLC	NA	100%	NA	Intermediate subsidiary
4	Braidwood 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Braidwood 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Byron 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Byron 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Dresden 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Dresden 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Dresden 3 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order

4	LaSalle 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	LaSalle 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Limerick 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Limerick 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	PeachBottom 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	PeachBottom 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	PeachBottom 3 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Quad Cities 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Quad Cities 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Salem 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Salem 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Zion 1 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
4	Zion 2 NQF, LLC	NA	100%	NA	Successor to trusts approved in the merger order
3	Exelon Energy Company	100	100%	NA	Rule 58
4	AllEnergy Gas & Electric Marketing Company, LLC	NA	100%	NA	Rule 58
5	Texas Ohio Gas, Inc.	100	100%	NA	Rule 58
2	Exelon Enterprises Company, LLC	NA	100%	NA	Non-utility holding company
3	Exelon Enterprises Management, Inc.		100%	NA	Approved in Merger Order (Rule 58 and Telecommunications)
4	CIC Global, LLC	NA	50.00	NA	ETC
4	UniGrid Energy, LLC	NA	50.00%	NA	ETC
4	Phoenix Foods, LLC	NA	5.00%	NA	Rule 58
4	ECPH, LLC	NA	100%	NA	Hold ETC investments
5	UTECH Climate Challenge Fund, L.P.	NA	24.30%	NA	Approved in Merger Order (energy related - venture capital Rule 58)
5	ECP Telecommunications Holdings, LLC	NA	100%	NA	Hold ETCs
6	Everest Broadband Networks	NA	15.50%	NA	ETC
6	Exotrope, Inc.	NA	< 10%	NA	ETC
6	Media Station, Inc.	NA	2.48%	NA	ETC
6	SoftComp, Inc. (Permits Now)	NA	15.51%	NA	Inactive
6	VITTS Network Group, Inc.	NA	20.26%	NA	ETC
6	OmniChoice.com, Inc.		30.10%	NA	ETC
6	WorldWide Web Network Corp		< 10.00%	NA	ETC
5	Exelon Enterprises Investments, Inc.		100%	NA	Approved in Merger Order (Rule 58 and ETCs)

3	F&M Holdings Company, LLC	NA	100%	NA	Rule 58
4	Oldco VSI, Inc.	100	100%	NA	Rule 58
5	EGW Meter Services, LLC	NA	100%	NA	Rule 58
4	II Services, Inc.		100%	NA	Rule 58
5	EIS Engineering, Inc.		100%	NA	Rule 58
6	InfraSource Field Services, LLC	NA	100%	NA	Rule 58
4	NEWCOSY, Inc.	1	100%	NA	Rule 58
4	Fischbach and Moore Electric, Inc.	1	100%	NA	Rule 58
4	NEWCOTRA, Inc.	1	100%	NA	Rule 58
5	Fischbach and Moore, Inc.	1	100%	NA	Rule 58
6	Fischbach and Moore Electrical Contracting, Inc.	1	100%	NA	Rule 58
6	T.H. Green Electric Co, Inc.	1	100%	NA	Rule 58
5	Rand-Bright Corporation	1	100%	NA	Rule 58
5	OSP Servicios S.A. de C.V.*		100%	NA	Rule 58
4	EIS Investments, LLC*	NA	100%	NA	Rule 58
3	Exelon Services, Inc.		100%	NA	Rule 58
3	Unicom Power Marketing, Inc.	100	100%	NA	Rule 58
3	Adwin Equipment Company		100%	NA	Rule 58
3	Exelon Thermal Holdings, Inc.	100	100%	NA	Rule 58
4	ETT North America, Inc.	10	100%	NA	Rule 58
5	Northwind Thermal Technologies Canada, Inc.	10	100%	NA	Merger Order Reserved Jurisdiction; Investment U-1 in Docket 70-9691 (Rule 58 operating outside the U.S.)
6	ETT Canada, Inc.	10	100%	NA	Merger Order Reserved Jurisdiction; Investment U-1 in Docket 70-9691 (Rule 58 operating outside the U.S.)
7	Northwind Windsor	NA	50.00%	NA	Merger Order Reserved Jurisdiction; Investment U-1 in Docket 70-9691 (Rule 58 operating outside the U.S.)
4	Exelon Thermal Development, Inc.	100	100%	NA	Rule 58
4	ETT Boston, Inc.	100	100%	NA	Rule 58
4	Northwind Boston, LLC	NA	25.00%	NA	Rule 58
1	Exelon Energy Delivery Company, LLC	NA	100%	NA	Intermediate public utility holding company
2	PECO Energy Company	170,478,507	100%	NA	Electric and gas utility company
3	Horizon Energy Company*	1,000	100%	NA	Rule 58
3	Adwin Realty Company	1,000	100%	NA	Merger Order reserved jurisdiction (real estate)
4	Ambassador II Joint Venture*	NA	50.00%	NA	Merger Order reserved jurisdiction (real estate)
4	Bradford Associates	NA	50.00%	NA	Merger Order reserved jurisdiction (real estate)
4	Henderson Ambassador Associates	NA	50.00%	NA	Merger Order reserved jurisdiction (real estate)
3	PECO Energy Transition Trust	NA	100%	NA	Approved in Merger Order (financing)
3	PECO Energy Capital Corp	1,000	100%	NA	Approved in Merger Order (financing)
4	PECO Energy Capital Trust III	NA	100%	NA	Approved in Merger Order (financing)
4	PECO Energy Capital, LP	NA	3.00%	NA	Approved in Merger Order (financing)
3	PECO Energy Capital Trust IV	NA	100%	NA	Financing
3	PECO Energy Capital Trust V	NA	100%	NA	Financing
3	PECO Energy Capital Trust VI	NA	100%	NA	Financing
3	ExTel Corporation, LLC	NA	100%	NA	Intermediate Subsidiary
4	PECO Wireless, LP	NA	99.00%	PECO	Intermediate subsidiary
			1.00%	ExTel
5	ATNP Finance Company	100	100%	NA	Approved in Merger Order (financing)

5	PEC Financial Services, LLC	NA	100%	NA	Approved in Merger Order (financing)
3	Adwin (Schuykill) Cogeneration, Inc.		50.00%	NA	ERC
2	Commonwealth Edison Company	127,016,488	99.90%	NA	Public utility holding company, second tier, electric utility company
3	Commonwealth Edison Company of Indiana, Inc.	908,084	100%	NA	Electric utility company
3	ComEd Financing II	NA	100%	NA	Approved in Merger Order (financing)
3	ComEd Financing III	NA	100%	NA	Approved in Merger Order (financing)
3	ComEd Funding, LLC	NA	100%	NA	Approved in Merger Order (financing)
4	ComEd Transitional Funding Trust	NA	100%	NA	Approved in Merger Order (financing)
3	Edison Development Company	741	100%	NA	Approved in Merger Order (economic and community development)
3	Edison Development Canada, Inc.	15,158	100%	NA	Merger Order Reserved Jurisdiction; Investment U-1 in Docket 70-9691 (economic and community development)
4	Edison Finance Partnership	NA	100%	NA	Merger Order Reserved Jurisdiction; Investment U-1 in Docket 70-9691 (economic and community development)

	* Inactive company

Legal entity changes during the quarter

Dissolutions

East Coast Natural Gas Cooperative, LLP
Dissolved on January 25, 2005

Port City Power, LLC
Dissolved on May 26, 2005

S I G N A T U R E

Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 22, 2005

EXELON CORPORATION
By:/s/ Matthew F. Hilzinger
Vice President and Corporate Controller

Exhibit A

Glossary of Defined Terms

AmerGen	AmerGen Energy Company, LLC
AOG # 1	Exelon AOG Holding # 1, Inc.
AOG # 2	Exelon AOG Holding # 2, Inc.
Authorization Period	April 1, 2004 through April 15, 2007
ComEd	Commonwealth Edison Company
ComEd of Indiana	Commonwealth Edison Company of Indiana, Inc.
EBSC	Exelon Business Services Company
Exelon	Exelon Corporation
Enterprises	Exelon Enterprises Company, LLC
EED	Exelon Energy Delivery Company, LLC
Equity Linked Securities	Securities, including units consisting of a combination of incorporated options, warrants and/or forward equity purchase contracts with debt, preferred stock, or Preferred Securities.
ERCs	Energy Related Companies
ETCs	Exempt telecommunications companies
EWGs	Exempt wholesale generators
ExTel	ExTel Corporation, LLC
Financing Order	SEC financing order issued to Exelon on April 1, 2004, for the period April 1, 2004 through April 15, 2007
FUCO	Foreign utility company
ExTex	ExTex LaPorte Limited Partnership
Generation	Exelon Generation Company, LLC
GenFinance	Exelon Generation Finance Company
GP	General partner
Investment Order	SEC investment order issued to Exelon on July 1, 2005, for the period July 1, 2005 through June 30, 2008
LIBOR	London interbank offered rate
LP	Limited Partner
NRC	Nuclear Regulatory Commission
n.m.	Not meaningful
Peaker DG	Exelon Peaker Development General, LLC
Peaker DL	Exelon Peaker Development Limited, LLC
PECO	PECO Energy Company
PEPCO	PECO Energy Power Company
Power Holdings	Exelon Power Holdings, LP
PETT	PECO Energy Transition Trust
Preferred Securities	Including, specifically, trust preferred securities, or monthly income preferred securities.
ENEH	Exelon New England Holdings, LLC
Southeast Chicago	Southeast Chicago Energy Project, LLC
SECO	Susquehanna Electric Company
SPCO	Susquehanna Power Company
Spruce, GP	Spruce Holdings GP 2000, LLC
Spruce, LP	Spruce Holdings LP 2000, LLC
Ventures	Exelon Ventures Company, LLC

Exhibit B - Item 15
I.
Fischbach & Moore Electric, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities (draft, promissory note): Revolving credit loan.

2.	Issue, renewal or guaranty: Issue.

3.	Principal amount of each security: $1,876,400.

4.	Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.	Date of issue, renewal or guaranty of each security: April 16, 2005, May 5, 2005, May 16, 2005 and June 16, 2005 in the amounts of $419,215, $1,100,000, $159,608 and $197,577, respectively.

6.	If renewal of security, give date of original issue: Not applicable.

7.	Date of maturity of each security (in the case of demand notes, indicate demand): Revolving credit.

8.	Name of the person to whom each security was issued, renewed or guaranteed: F&M Holdings Company, LLC.

9.	Collateral given with each security: None.

10.	Consideration given for each security: Cash.

11.	Application of proceeds for each security: The proceeds from the revolving credit loan were used to provide operating funds.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section (a) because of:
a.	the provisions contained in the first sentence of section 6 (b): [ ]
b.	the provisions contained in the fourth sentence 6 (b): [ ]
c.	the provisions in any rule of the Commission other than Rule U-48: [X]

13.
If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not applicable.

14.
If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

II.
II Services, Inc. has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities (draft, promissory note): Revolving credit loan.

2.	Issue, renewal or guaranty: Issue.

3.	Principal amount of each security: $10,441.

4.	Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.	Date of issue, renewal or guaranty of each security: April 16, 2005, May 16, 2005 and June 16, 2005 in the amounts of $4,451, $1,377 and $4,613, respectively.

6.	If renewal of security, give date of original issue: Not applicable.

7.	Date of maturity of each security (in the case of demand notes, indicate demand):
Revolving credit.

8.	Name of the person to whom each security was issued, renewed or guaranteed:
F&M Holdings Company, LLC.

9.	Collateral given with each security: None.

10.	Consideration given for each security: Cash.

11.	Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12.	Indicate by a check after the applicable statement below whether the issue,renewal or guaranty of each security was exempt from the provisions of Section
(a) because of:
a.	the provisions contained in the first sentence of section 6 (b): [ ]
b.	the provisions contained in the fourth sentence 6 (b): [ ]
c.	the provisions in any rule of the Commission other than Rule U-48: [X]

13.
If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not applicable.

14.
If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).

III.
F&M Holdings Company, LLC has issued the security described herein which issue was exempted from the provisions of section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

1.	Type of securities (draft, promissory note): Revolving credit loan.

2.	Issue, renewal or guaranty: Issue.

3.	Principal amount of each security: $1,392,699.

4.	Rate of interest per annum of each security: LIBOR plus 50 basis points.

5.	Date of issue, renewal or guaranty of each security: April 16, 2005 and May 5, 2005 in the amounts of $292,699 and $1,100,000, respectively.

6.	If renewal of security, give date of original issue: Not applicable.

7.	Date of maturity of each security (in the case of demand notes, indicate demand):
Revolving credit.

8.	Name of the person to whom each security was issued, renewed or guaranteed:
Enterprises.

9.	Collateral given with each security: None.

10.	Consideration given for each security: Cash.

11.	Application of proceeds for each security: The proceeds from this issuance were used for operating funds.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section(a) because of:
a.	the provisions contained in the first sentence of section 6 (b): [ ]
b.	the provisions contained in the fourth sentence 6 (b): [ ]
c.	the provisions in any rule of the Commission other than Rule U-48: [X]

13.
If the security or securities are exempt from the provisions of section 6(a) by virtue of Section 6(b), give the figures that indicate that the securities or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principle amount and par value of the other securities of such company then outstanding. (Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for the purpose of the exemption from Section 6(a) of the Act granted by the first sentence of section 6(b): Not applicable.

14.
If the securities are exempt from the provisions of section 6 (a) because of the fourth sentence of section 6 (b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued: Not applicable.

15.	If the securities are exempt from the provisions of section 6 (a) because of any rule of the Commission other than Rule U-48 designate the rule under which exemption is claimed: Rule 52 (b).